Corporate Address Fannin South Professional Building, Suite 140 7707 Fannin Street Houston, Texas 77054 t: 832.968.4888

Ms. Mary Beth Breslin	May 11, 2020

Mr. Paul Fischer

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, NE

Washington, DC 20549

Re:	Re: Kiromic, Inc.

Draft Registration Statement on Form S-1

Submitted April 7, 2020

CIK No. 0001792581

Dear Ms. Breslin and Mr. Fischer:

This letter sets forth the responses of Kiromic, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 5, 2020 (“Comment Letter”) concerning the Company’s draft registration statement on Form S-1. In conjunction with this letter, the Company is submitting an amended draft registration statement on Form S-1 (the “Registration Statement”) to the Commission. For convenient reference, we have set forth below each of the Staff’s comments set forth in the Comment Letter and have set forth our responses to the numbering of the comments and the headings used in the Comment Letter.

SEC Comments on Draft Registration Statement on Form S-1

Use of Proceeds, page 52

1.

We note your revisions in response to comment 9 that a portion of the proceeds will be used to initiate the Phase 1/2 clinical trials for the ALEXIS AIDT-1 product candidate. Please disclose how far in the Phase 1/2 trials you expect the portion of the offering proceeds allocated to this use will enable you to reach.

Response: We have updated our disclosure on page 53. Please note that we have revised our strategy with respect to our product candidates. We will pursue clinical trials for AIDT-2 EOC and PD-1-AR ahead of clinical trials for AIDT-1. With anticipated gross proceeds of $25 million, we believe we can complete approximately 18.5% of clinical trials for AIDT-2 EOC and approximately 18.5% of clinical trials for PD-1-AR.

License Agreements

Mercer University, page 89

2.

We note your revisions in response to prior comment 8. Please expand to disclose the royalty rate or a range that does not exceed 10 points. Also disclose when the last-to expire patent is currently scheduled to expire. Provide similar disclosure for the CGA 369 agreement.

Response: We have updated our disclosure on page 90 accordingly. The royalty range for the Mercer University license agreement is between 1% and 5%. The Mercer patents associated with the license agreement contain three issued United States Patents and one pending application the last of which is expected to expire on September 29, 2029. The royalty range for the CGA 369 license is between 1% and 5%. The CGA 369 patents associated with the license agreement contains four utility applications in Europe, China, Japan, Korea, and the United States, the last of which is expected to expire on March 31, 2036.

Description of Securities, page 120

3.

We note that your forum selection provision in the certificate of incorporation filed as Exhibit 3.1 identifies the Court of Chancery as the exclusive forum for certain litigation, including any “derivative action,” except for claims for which the Court of Chancery does not have subject matter jurisdiction. Please describe this provision in your prospectus. Also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: We note the Staff’s comment. The Company plans to file a Fourth Amended and Restated Charter (the “New Charter”) with the Secretary of State of Delaware immediately prior to the completion of the initial public offering. The New Charter will state that the exclusive forum selection provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. The New Charter will be filed as Exhibit 3.3 in the next filing of the Registration Statement. We have described the exclusive forum provision of the New Charter on page 47 of the Registration Statement.

Consolidated Financial Statements

Note 12. Subsequent Events, page F-28

4.

Please revise to provide additional disclosure about how you are accounting for the joint venture with Molipharma under ASC 323 and ASC 810. In that regard, we see that financial support appears to be split between you and Molipharma.

Response: The Company is currently performing its analysis of the joint venture and consideration under ASC 323 and 810, and we expect to disclose the accounting for our investments and transactions with Molipharma in our March 31, 2020 interim financial statements, if such disclosure is material to the financial statements. Our interim financial statements will be included in the next filing of the Registration Statement. The Company would like to note that there has been no significant activity with respect to the joint venture to date.

***

Thank you for your time and consideration.

Sincerely,

Dr. Maurizio Chrivia Internati
President and CEO
Kiromic BioPharma, Inc

cc:	Jeffrey J. Fessler, Sheppard Mullin, Richter & Hampton LLP

Justin Anslow, Sheppard Mullin, Richter & Hampton LLP